                       U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

SEC File No. 0-12177

CUSIP No. 09063Q 10 7

(CHECK ONE): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 2001
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
-------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

-------------------------------------------------------------------------------
Full Name of Registrant
     Bionova Holding Corporation
-------------------------------------------------------------------------------
Former Name if Applicable

-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
     6701 San Pablo Avenue
     Oakland, California 94608
-------------------------------------------------------------------------------
City, State and Zip Code

-------------------------------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)

-------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

-------------------------------------------------------------------------------

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bionova Holding was in the final phases of reviewing its financial statements for the year ended December 31, 2001 when some anomalies were discovered with the classification of accounts and the translation of accounts from Mexican pesos to U.S. dollars of its Mexican subsidiaries. While all efforts were made to resolve these issues in a timely manner, it was not possible to complete the necessary reviews with the Company's independent accountants to meet the filing deadline of April 1, 2002. Bionova Holding will file its 10-K prior to the end of the extension deadline on April 15, 2002.

-------------------------------------------------------------------------------

PART IV -- OTHER INFORMATION

-------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification



           Gabriel Montemayor               (011-5281)          8356-2000
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The table below shows the best estimates at this time of what the Company will present in its financial statements for 2001. It should be noted that Bionova Holding will be treating its fresh produce business as continuing operations at year-end 2001, as opposed to its treatment at year-end 2000 and through the first three quarters of 2001 as discontinued operations. The reason for the sales decline was due to the sale of two of Bionova Holding's distribution subsidiaries during 2001, Tanimura Distributing, Inc. and Interfruver de Mexico, S.A. de C.V. The primary reasons for the significant increase in the loss of the Company were (i) a charge of $30.0 million recorded in December 2001 for the impairment of the Company's goodwill and certain of its patents and trademarks and (ii) losses amounting to $8.8 million on the divestitures of Tanimura and Interfruver.

          SUMMARY DATA FROM STATEMENT OF OPERATIONS*
                    Thousands of U.S. Dollars
                    (except per share amounts)


                                           2001          2000
                                        ----------    ----------
Revenues                                $  207,600    $  226,256
Operating Loss                              46,232        26,071
Net Loss                                    56,594        32,411
Net Loss per Share                           (2.40)        (1.37)


* This information is still being reviewed with Bionova Holding's independent accountants and could change when the Company's 10-K is filed for the year ending December 31, 2001.


-------------------------------------------------------------------------------

                          Bionova Holding Corporation
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date: April 1, 2002                          By: /s/ GABRIEL MONTEMAYOR
        ---------------------------------------    ----------------------------
                                                     Gabriel Montemayor
                                                     Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________